UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 16 December 2024, London UK

Jemperli (dostarlimab) plus chemotherapy receives positive CHMP opinion to expand approval to all adult patients with primary advanced or recurrent endometrial cancer

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Positive opinion based on statistically significant and clinically meaningful progression-free and overall survival data from phase III RUBY trial

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An expanded approval would include MMRp/MSS tumours, which represent majority of endometrial cancer cases

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Approval decision expected in Q1 2025

GSK plc (LSE/NYSE: GSK) today announced the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) has recommended expanding the approval of Jemperli (dostarlimab) in combination with chemotherapy (carboplatin and paclitaxel) for first-line treatment of all adult patients with primary advanced or recurrent endometrial cancer who are candidates for systemic therapy. This would include patients with mismatch repair proficient (MMRp)/microsatellite stable (MSS) tumours, who represent 70-75% of patients diagnosed with endometrial cancer and who have limited treatment options.

The CHMP opinion is one of the final steps prior to a marketing authorisation decision by the European Commission, with an approval decision expected in the first quarter of 2025.

The application to expand the use of dostarlimab is based on results from Part 1 of the RUBY phase III trial. The trial met its dual primary endpoints of investigator-assessed progression-free survival (PFS) and overall survival (OS), demonstrating a statistically significant and clinically meaningful benefit in the full population of patients treated with dostarlimab plus carboplatin-paclitaxel versus chemotherapy alone. Dostarlimab plus chemotherapy is the only immuno-oncology-based regimen to show a statistically significant OS benefit in this patient population. The safety and tolerability analyses from RUBY showed a safety profile for dostarlimab plus carboplatin-paclitaxel that was consistent with the known safety profiles of the individual agents.

OS data were presented at the Society of Gynecologic Oncology Annual Meeting on Women's Cancer on 16 March 2024, and were published in Annals of Oncology on 9 June 2024. The label for Jemperli in the US was expanded to all adult patients with primary advanced or recurrent endometrial cancer in August 2024.

About endometrial cancer
Endometrial cancer is found in the inner lining of the uterus, known as the endometrium. Endometrial cancer is the most common gynaecologic cancer in developed countries,[1] with an estimated 1.6 million people living with active disease at any stage and 417,000 new cases reported each year worldwide. [2] Incidence rates are expected to rise by approximately 40% between 2020 and 2040.[3] In Europe, approximately 121,000 people are estimated to be diagnosed with primary advanced or recurrent endometrial cancer each year.[4] Approximately 15-20% of patients with endometrial cancer will be diagnosed with advanced disease at the time of diagnosis.[5] Among patients with primary advanced or recurrent endometrial cancer, approximately 70-75% have MMRp/MSS tumours.[6]

About RUBY
RUBY is a two-part global, randomised, double-blind, multicentre phase III trial of 785 patients with primary advanced or recurrent endometrial cancer. Part 1 is evaluating dostarlimab plus carboplatin-paclitaxel followed by dostarlimab versus carboplatin-paclitaxel plus placebo followed by placebo. Part 2 is evaluating dostarlimab plus carboplatin-paclitaxel followed by dostarlimab plus niraparib versus placebo plus carboplatin-paclitaxel followed by placebo.

In Part 1, the dual-primary endpoints are investigator-assessed PFS based on the Response Evaluation Criteria in Solid Tumours v1.1 and OS. The statistical analysis plan included pre-specified analyses of PFS in the dMMR/MSI-H and overall populations and OS in the overall population. Pre-specified exploratory analyses of PFS and OS in the MMRp/MSS population and OS in the dMMR/MSI-H populations were also performed. RUBY Part 1 included a broad population, including histologies often excluded from clinical trials and had approximately 10% of patients with carcinosarcoma and 20% with serous carcinoma.

In Part 2, the primary endpoint is investigator-assessed PFS in the overall population, followed by PFS in the MMRp/MSS population, and OS in the overall population is a key secondary endpoint. Additional secondary endpoints in Part 1 and Part 2 include PFS per blinded independent central review, PFS2, overall response rate, duration of response, disease control rate, patient-reported outcomes, and safety and tolerability.

RUBY is part of an international collaboration between the European Network of Gynaecological Oncological Trial groups (ENGOT), a research network of the European Society of Gynaecological Oncology (ESGO) that consists of 22 trial groups from 31 European countries that perform cooperative clinical trials, and the GOG Foundation, a non-profit organisation dedicated to transforming the standard of care in gynaecologic oncology.

About Jemperli (dostarlimab)
Jemperli, a programmed death receptor-1 (PD-1)-blocking antibody, is the backbone of GSK's ongoing immuno-oncology-based research and development programme. A robust clinical trial programme includes studies of Jemperli alone and in combination with other therapies in gynaecologic, colorectal and lung cancers, as well as where there are opportunities for transformational outcomes.

In the US, Jemperli is indicated in combination with carboplatin and paclitaxel, followed by Jemperli as a single agent for the treatment of adult patients with primary advanced or recurrent endometrial cancer. This includes patients with MMRp/MSS and dMMR/MSI-H tumours. Jemperli is also approved as a single agent for adult patients with dMMR recurrent or advanced endometrial cancer, as determined by a US FDA-approved test, that has progressed on or following a prior platinum-containing regimen in any setting and are not candidates for curative surgery or radiation. Additionally, Jemperli is indicated in the US for patients with dMMR recurrent or advanced solid tumours, as determined by a US FDA-approved test, that have progressed on or following prior treatment and who have no satisfactory alternative treatment options. The latter indication is approved in the US under accelerated approval based on tumour response rate and durability of response. Continued approval for this indication in solid tumours may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

Jemperli was discovered by AnaptysBio, Inc. and licensed to TESARO, Inc., under a collaboration and exclusive license agreement signed in March 2014. Under this agreement, GSK is responsible for the ongoing research, development, commercialisation, and manufacturing of Jemperli and cobolimab (GSK4069889), a TIM-3 antagonist.

Important Information for Jemperli in the EU

Indication

Jemperli is indicated:
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in combination with carboplatin and paclitaxel, for the treatment of adult patients with mismatch repair deficient (dMMR)/microsatellite instability-high (MSI-H) primary advanced or recurrent endometrial cancer and who are candidates for systemic therapy;
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as monotherapy for treating adult patients with mismatch repair deficient (dMMR)/microsatellite instability-high (MSI-H) recurrent or advanced endometrial cancer that has progressed on or following prior treatment with a platinum-containing regimen.

Refer to the Jemperli EMA Reference Information for a full list of adverse events and the complete important safety information in the EU.

GSK in oncology
Oncology is an emerging therapeutic area for GSK where we are committed to maximising patient survival with a current focus on haematologic malignancies, gynaecologic cancers, and other solid tumours through breakthroughs in immuno-oncology and tumour-cell targeting therapies.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
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	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Annabel Brownrigg-Gleeson	+44 (0) 7901 101944	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2023, and GSK's Q3 Results for 2024.

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[1] Faizan U, Muppidi V. Uterine Cancer. [Updated 2022 Sep 5]. In: StatPearls [Internet]. Treasure Island (FL): StatPearls Publishing; 2022 Jan. Available at: www.ncbi.nlm.nih.gov/books/NBK562313/.
[2] Sung H, Ferlay J, Siegel R, et al. Global Cancer Statistics 2020: GLOBOCAN Estimates of Incidence and Mortality Worldwide for 36 Cancers in 185 Countries. CA Cancer J Clin. 2021;71(3):209-249. doi:10.3322/caac.21660.
[3] International Research on Cancer. Global Cancer Observatory. Cancer Tomorrow. Gco.iarc.fr/tomorrow/en/dataviz/. Accessed 04 October 2024.
[4] Concin N, Matias-Guiu X, Vergote I, et al ESGO/ESTRO/ESP guidelines for the management of patients with endometrial carcinoma International Journal of Gynecologic Cancer 2021;31:12-39.
[5] CMP: CancerMPact® Patient Metrics Mar-2023, Cerner Enviza. Available at www.cancermpact.com. Accessed 04 October 2024.
[6] Based on CMP:CancerMPact® [Patient Metrics], Cerner Enviza. Available from www.cancermpact.com. Accessed 04 October 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: December 16, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc